Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hooker Furniture Corporation:

We consent to the use of our reports dated February 21, 2005, with respect to the consolidated balance sheets of Hooker Furniture Corporation and subsidiaries as of November 30, 2004 and 2003, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the two-year period ended November 30, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of November 30, 2004, and the effectiveness of internal control over financial reporting as of November 30, 2004, incorporated herein by reference.

/s/ KPMG LLP

Greensboro, North Carolina
October 11, 2005